06008952

NITED STATES
ID EXCHANGE COMMISSION
ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED AUG 25 2006 WASH, D.C. 209

SEC FILE NUMBER
8- 38388

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Scully Capital Securities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1133 15th Street, NW, Suite 900
(No. and Street)

Washington	DC	20005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(202) 775-3434
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Josey, Keating & Ranes, LLC
(Name – *if individual, state last, first, middle name*)

2661 Riva Road, Suite 1040	Annapolis	MD	21401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 15 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry J. Scully, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scully Capital Securities Corporation, as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHARON E. YOUNG
Notary Public, District Of Columbia
My Commission Expires 2-28-07

Signature

President

Title

Sharon E. Young

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVIS, JOSEY, KEATING & RANES, LLC
MEMBERS AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

JAMES K. DAVIS
STEPHEN ERVIN JOSEY
E. PATRICK KEATING
WESSE C. RANES, III

SUITE 1040
2661 RIVA ROAD
ANNAPOLIS, MARYLAND 21401

Telephone
Annapolis/Baltimore (410) 974-6161
Washington (301) 970-2010
FAX (301) 970-2082

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Scully Capital Securities Corporation
Washington, DC 20005

We have audited the accompanying statements of financial condition of Scully Capital Securities Corporation as of June 30, 2006 and 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scully Capital Securities Corporation as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information presented in Schedules I, II, III and IV for 2006 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis, Josey, Keating & Ranes, LLC

July 17, 2006

DAVIS, JOSEY, KEATING & RANES, LLC
MEMBERS AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

JAMES K. DAVIS
STEPHEN ERVIN JOSEY
E. PATRICK KEATING
WESSE C. RANES, III

SUITE 1040
2661 RIVA ROAD
ANNAPOLIS, MARYLAND 21401

Telephone
Annapolis/Baltimore (410) 974-6161
Washington (301) 970-2010
FAX (301) 970-2082

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Scully Capital Securities Corporation
Washington, DC 20005

In planning and performing our audits of the financial statements of Scully Capital Securities Corporation, for the years ended June 30, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that the misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the use of the shareholder and management of the Company, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Davis, Josey, Keating & Ranes, LLC

July 17, 2006

SCULLY CAPITAL SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2006 AND 2005

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash	$ 83,912	$ 5,978
Certificate of Deposit	---	100,834
Accounts Receivable	106,113	49,335
Prepaid Taxes	1,019	---
Deferred Income Tax Asset (Due from Parent Company)	5,725	---
Total Current Assets	196,769	156,147
OTHER ASSETS		
Prepaid Expense	1,179	1,279
Total Assets	$ 197,948	$ 157,426
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ ---	$ 1,119
Deferred Income Tax Liability (Due to Parent Company)	27,078	12,374
Total Current Liabilities	27,078	13,493
STOCKHOLDER'S EQUITY		
Common Stock, Par Value $ .001; 10,000 Shares Authorized, Issued and Outstanding	10	10
Additional Paid-In Capital	124,797	124,797
Retained Earnings	46,063	19,126
Total Stockholder's Equity	170,870	143,933
Total Liabilities and Stockholder's Equity	$ 197,948	$ 157,426

See accompanying notes to financial statements.

SCULLY CAPITAL SECURITIES CORPORATION
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

	2006	2005
REVENUES		
Contract Income	$ 847,361	$ 457,690
Interest Income	1,184	885
Total Revenues	848,545	458,575
OPERATING EXPENSES		
Professional Fees	---	20,013
Dues and Licenses	1,187	857
Regulatory Fees	6,863	7,010
Office Expenses	804,479	437,293
Total Operating Expenses	812,529	465,173
Income (Loss) Before Income Taxes	36,016	(6,598)
Income Tax Expense (Benefit)		
Current	100	1,119
Deferred	8,979	(4,487)
Net Income Tax Expense (Benefit)	9,079	(3,368)
Net Income (Loss)	$ 26,937	$ (3,230)

See accompanying notes to financial statements.

SCULLY CAPITAL SECURITIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Stockholder's Equity
Balance, June 30, 2004	$ 10	$ 124,797	$ 22,356	$ 147,163
Loss for the Year Ended June 30, 2005	---	---	(3,230)	(3,230)
Balance, June 30, 2005	10	124,797	19,126	143,933
Income for the Year Ended June 30, 2006	---	---	26,937	26,937
Balance, June 30, 2006	$ 10	$ 124,797	$ 46,063	$ 170,870

See accompanying notes to financial statements.

SCULLY CAPITAL SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

		2006		2005
CASH FLOWS FROM OPERATING ACTIVITIES:				
NET INCOME (LOSS)	$	26,937	$	(3,230)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operations				
(Increase) Decrease in Accounts Receivable		(56,778)		18,108
(Increase) Decrease in Prepaid Taxes		(1,019)		---
(Increase) Decrease in Deferred Tax Asset		(5,725)		---
(Increase) Decrease in Prepaid Expense		100		(260)
Increase (Decrease) in Accounts Payable		(1,119)		1,019
Increase (Decrease) in Deferred Tax Liability		14,704		(4,487)
Net Cash Provided (Used) by Operating Activities		(22,900)		11,150
CASH FLOWS FROM INVESTING ACTIVITIES:				
Investment in Certificate of Deposit		---		(100,834)
Proceeds from Certificate of Deposit at Maturity		100,834		---
Net Cash Provided (Used) by Investing Activities		100,834		(100,834)
CASH FLOWS FROM FINANCING ACTIVITIES:		---		---
Increase (Decrease) in Cash		77,934		(89,684)
Cash, Beginning of Year		5,978		95,662
Cash, End of Year	$	83,912	$	5,978
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:				
Interest Paid	$	---	$	---
Taxes Paid	$	1,119	$	100

See accompanying notes to financial statements.

SCULLY CAPITAL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006 AND 2005

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Scully Capital Securities Corporation, a Delaware corporation (the Company or the Securities Company), was incorporated in March 1987 and maintains its office in the District of Columbia. The Company was organized to provide advice and execute municipal securities transactions for clients. It is a member of the National Association of Securities Dealers, Inc. and is a wholly owned subsidiary of Scully Capital Services, Inc. The Company does not act as a clearing broker nor does it hold securities for the accounts of others. In March 2001, the Company was granted permission by NASD Regulation, Inc. (NASD) to expand its business to include the selling of corporate debt securities, to act as an underwriting or selling group participant in private placement, "best efforts" offerings only, of both debt and equity securities and to conduct investment banking activities in connection with both municipal and non-municipal securities.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be "cash equivalents." The Company maintains its cash in a checking account which is federally insured and brokerage deposit accounts with an unaffiliated broker-dealer which maintains SIPC insurance. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Concentrations

The Company grants credit to its customers during the normal course of business and generally requires no collateral. Amounts due from three customers at June 30, 2006 totaled $79,530 or approximately 75% of total accounts receivable. One customer represents 80% of contract revenue for 2006.

There were similar concentrations at June 30, 2005.

An allowance for doubtful accounts receivable has not been recorded as all amounts are deemed collectible at June 30, 2006 and 2005.

Income Taxes

Scully Capital Securities Corporation files income taxes on a consolidated basis with its parent company. The provision for income taxes is made on a separate company basis with the amount of taxes due recorded as due to the parent company. The District of Columbia does not recognize consolidated returns. Accordingly, the Company files its own return in the District of Columbia. In 2006 and 2005 the Company had a liability for franchise taxes to the District of Columbia of $100 and $1,119, respectively.

The Company accounts for income taxes under SFAS 109, which requires accounting under the asset and liability method. The objective of the asset and liability method is to establish deferred taxes at current tax rates for timing differences between the financial reporting and tax basis of the Company's assets and liabilities. Through June 30, 2006 the only material difference between the financial and income tax reporting is the cash basis of accounting which is used for income tax purposes. Deferred taxes, calculated in accordance with SFAS 109 are reported as due to/from the Parent Company.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

For the two years ended in 2006, the company had no material items of comprehensive income.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company provides advice and other securities related services to a limited number of unrelated entities and Scully Capital Services, Inc. in connection with financings structured by the Parent Company involving municipal securities. There were no fees charged to the Parent Company by the Securities Company for such services for the two years ended June 30, 2006. The Parent Company also provides services to the Securities Company. The Parent Company charged and was paid $798,722 and $424,443 in 2006 and 2005, respectively, for services provided to the Securities Company.

NOTE 3 - SECURITIES AND EXCHANGE COMMISSION

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Net Capital Rule, Reg 240.15c3-1, which requires each broker or dealer to maintain a minimum specified amount of net capital at all times. Net capital is calculated by discounting the value of certain types of securities as provided in the Rules. The Company is required to maintain minimum net capital of not less than $5,000 under its agreement with the NASD. Under the NASD rules, the Company must notify the NASD if net capital goes below $6,000 in net capital. It is also prohibited from having its aggregate indebtedness exceed 1500 percent of its net capital.

At June 30, 2006, the Company's ratio of aggregate indebtedness (see Rule 15c3-1(c)(x)) to net capital was .43 to 1 (or 43 percent of its net capital). The Company's net capital was $63,578 which exceeded the Company's minimum net capital requirements by $58,578.

Withdrawals of equity capital through redemption or repurchase of shares, dividend payments or other distributions and any unsecured advances or loans to stockholders or affiliates require advance notice to the Securities and Exchange Commission. In no event may such a withdrawal or distribution be made if it would reduce net capital to less than 120% of the Company's required minimum net capital. Dividend distributions, withdrawals of capital, and loans to affiliates exceeding a specified percentage of a broker dealer's net capital may require approval of the Securities and Exchange Commission.

NOTE 3 - SECURITIES AND EXCHANGE COMMISSION

The Company does not conduct a retail business as broker or dealer and does not maintain possession or control of securities for customers. As such, the Company is not subject to the requirements of Rule 15c3-3.

NOTE 4 - INCOME TAXES

Deferred tax assets arising from the Parent Company's use of the Company's operating losses have been offset by deferred tax liabilities related to the difference between financial accounting and the cash basis accounting used for tax purposes.

* * * * * * * * * * * * * *

As required by the Securities and Exchange Commission the Company's statements of financial condition as of June 30, 2006 filed pursuant to Rule 17a-5 are available for examination at the Company's principal office and at the regional office of the Commission in Washington, D.C.

SUPPLEMENTARY INFORMATION

SCHEDULE I

SCULLY CAPITAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING, AND CERTAIN OTHER BROKERS OR DEALERS
FORM X-17A-5 PART II A
JUNE 30, 2006

ASSETS

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Cash and Certificate of Deposit	$ 83,912	$ ---	$ 83,912
Accounts Receivable	---	106,113	106,113
Prepaid Taxes	1,019	---	1,019
Deferred Tax Asset (Due from Parent Company	5,725	---	5,725
Prepaid Expense	---	1,179	1,179
Total Assets	$ 90,656	$ 107,292	$ 197,948

LIABILITIES AND OWNERSHIP EQUITY

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Liabilities			
Accounts Payable	$ ---	$ ---	$ ---
Deferred Tax Liability (Due to Parent Company)	27,078	---	27,078
Total Liabilities	$ 27,078	$ ---	$ 27,078
Ownership Equity			
Common Stock			10
Additional Paid-In Capital			124,797
Retained Earnings			46,063
Total Ownership Equity			170,870
Total Liabilities and Ownership Equity			$ 197,948

SCULLY CAPITAL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL
FORM X-17A-5 PART II A
JUNE 30, 2006

Total Ownership Equity from Statement of Financial Condition	$	197,948
Total Ownership Equity Allowed for Net Capital Before Haircuts on Certificate of Deposit	$	63,578
Haircuts on Certificate of Deposit		---
Net Capital	$	63,578

A reconciliation of the schedules of net capital and required net capital between the dealer, Scully Capital Securities Corporation, and independent auditors Davis, Josey, Keating & Ranes, LLC, was performed and no material differences were found.

SCULLY CAPITAL SECURITIES CORPORATION
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
RULE 15c3-1
FORM X-17A-5 PART II A
JUNE 30, 2006

Ownership Equity	$	197,948
Net Capital	$	63,578
Minimum Dollar Net Capital Requirement		5,000
Excess Net Capital	$	58,578

SCULLY CAPITAL SECURITIES CORPORATION
POSSESSION AND CONTROL
RULE 15c3-3
JUNE 30, 2006

The Company is exempt from Rule 15c3-3 Section (k)(2)(i) and the Company does not conduct a retail business as a broker or dealer and does not maintain possession or control of securities for customers.

Accordingly, there were no reportable inadequacies found relating to possession and control pursuant to the Rule.